                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ____________ to ____________


       Commission file number 000-25287


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           TOWER FINANCIAL 401(k) PLAN




       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Tower Financial Corporation
                              116 East Berry Street
                            Fort Wayne, Indiana 46802

                              REQUIRED INFORMATION


ITEM 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a) Financial Statements:

       Report of Independent Registered Public Accounting Firm

       Financial Statements:

             Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

             Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

             Notes to Financial Statements

(b) Exhibits

    23 - Consent of Crowe Chizek and Company LLC





--------------------------------------------------------------------------------

                                                                             2.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Tower Financial 401(k) Plan
Fort Wayne, Indiana

We have audited the accompanying statements of net assets available for benefits of the Tower Financial 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.


                                             /s/ Crowe Chizek and Company LLC

                                             Crowe Chizek and Company LLC
Oak Brook, Illinois
June 9, 2005

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                                                                              3.

                           TOWER FINANCIAL 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------



                                                                                           2004           2003
                                                                                           ----           ----
ASSETS

     Investments, at fair value                                                       $  1,811,384     $  1,306,968
     Participant Contribution Receivable                                                     9,728                -
     Employer Contribution Receivable                                                        3,447                -
                                                                                      ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                                                     $  1,824,559     $  1,306,968
                                                                                      ============     ============








--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                                                                              4.

                           TOWER FINANCIAL 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2004

--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income
         Net appreciation in fair value of investments (Note 4)                                    $        102,732
         Dividend and interest income                                                                        12,054
                                                                                                   ----------------
                                                                                                            114,786

      Contributions
         Participant                                                                                        316,373
         Rollover                                                                                            57,007
         Employer                                                                                           111,824
                                                                                                   ----------------
                                                                                                            485,204
                                                                                                   ----------------

             Total additions                                                                                599,990

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid directly to participants or their beneficiaries                                          82,024
      Administrative expenses                                                                                   375
                                                                                                   ----------------
             Total deductions                                                                                82,399
                                                                                                   ----------------

NET INCREASE                                                                                                517,591

Net assets available for benefits
      Beginning of year                                                                                   1,306,968
                                                                                                   ----------------

      End of year                                                                                  $      1,824,559
                                                                                                   ================

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                                                                              5.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the "Corporation") and its subsidiary, Tower Bank & Trust Company. An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of 90 days of service.

The Plan was adopted March 1, 1999. Effective July 1, 2000, the plan was amended and restated. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation's contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Contributions: Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers ten funds, including Tower Financial Corporation stock, as investment options for participants. Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation. Previously forfeited non-vested accounts are used to reduce the employer matching contributions. As of December 31, 2004 and 2003, forfeited accounts totaled $11,888 and $6,141, respectively that are available to reduce employer matching contributions.

Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account. Distributions are made in cash.

--------------------------------------------------------------------------------
                                   (Continued)
                                                                              6.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loan Provisions: Participants may borrow from their fund accounts up to the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant's account and bear reasonable interest rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and results of operations, are summarized below.

Accounting Method: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles under the accrual basis.

Investment Valuation and Income Recognition: Investments are stated at fair value as determined by quoted market prices, if available. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost which approximates fair value.

Administrative Expenses: All expenses of administration may be paid out of the Plan unless paid by the Corporation.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, stocks, and money market funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk: At December 31, 2004, approximately 26% of the Plan's assets were invested in Tower Financial Corporation commons stock.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of termination, participants will become 100 percent vested in their accounts.

--------------------------------------------------------------------------------

                                                                              7.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS

The following presents investments.

Investments at quoted market value.

                                                                                           December 31,
                                                                                       2004          2003
                                                                                       ----          ----
     Money Market Fund
         Delaware Cash Reserve, 102,042 and 61,823
           units, respectively*                                                   $    102,042    $     61,823
     Mutual Funds
         PIMCO Total Return Fund, 6,158 and 7,188
           units, respectively*                                                        140,869          98,296
         MFS Total Return Fund, 9,817 and 6,258
           units, respectively*                                                        157,072          94,497
         Columbia Growth and Income Fund, and 13,778
           11,030 units, respectively*                                                 250,348         178,794
         Columbia Mid Cap Value Fund, 1,944 and 1,301 units,
           respectively                                                                 51,459          31,130
         MFS Massachusetts Investor Growth Stock
           Fund, 20,156 and 26,883 units, respectively*                                249,127         304,319
         Delaware Small Cap Value Fund, 3,469 and 1,799
           units, respectively*                                                        125,186          60,576
         AIM International Growth Fund, 2,625  and 0 units
           respectively                                                                 52,846               -
         Delaware S& P Index Fund, 17,973  and 0 units
           Respectively*                                                               127,246               -
         Janus Advisor Worldwide Fund, 1,647 and
           2,841 units, respectively*                                                   45,347          74,977
                                                                                  ------------    ------------

                                                                                     1,301,542         904,412
     Other Investments
         Cash                                                                     $     45,481    $      4,500
         Tower Financial Corporation common stock,
           28,823 and 24,873 shares, respectively*                                     432,351         373,095
                                                                                  ------------    ------------
                                                                                       477,832         377,595
     Investments at Fair Value
           Participant Loans                                                            32,010          24,961
                                                                                  ------------    ------------

                                                                                  $  1,811,384    $  1,306,968
                                                                                  ============    ============

--------------------------------------------------------------------------------

                                                                              8.

                           TOWER FINANCIAL 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS (Continued)

     * Denotes investment that represents 5 percent or more of the Plan's net assets in the current year or the prior year.

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2004.


       Mutual funds                                        $     107,910
       Tower Financial Corporation common stock                   (5,178)
                                                           -------------
                                                           $     102,732
                                                           =============

All of the Plan's investments are uninsured.


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain Plan investments during 2003 were shares of mutual funds managed by Delaware Retirement Financial Services (Delaware). Delaware was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments. The employer paid for all professional services, except for stock transfer fees. For the year ended December 31, 2004, stock transfer fees of $375 were paid to Delaware or Bisys by reducing individual participant accounts.

During 2004, the Plan purchased 8,291 shares of Tower Financial Corporation common stock at a cost ranging from $12.93 to $15.98 per share. The Plan sold 4,341 shares of Tower Financial Corporation common stock at a sales price ranging from $12.44 to $15.50 per share.

At December 31, 2004 and 2003, the Plan held the following party-in-interest investments):

                                                                                           December 31,
At quoted market value                                                                2004              2003
                                                                                      ----              ----
          Tower Financial Corporation common
       stock, 28,823 and 24,873 shares, respectively                                 432,351           373,095
          Delaware Cash Reserve, 102,042 and 61,823 units,
       respectively                                                                  102,042            61,823
          Delaware Small Cap Value Fund, 3,469 and 1,799
       units, respectively                                                           125,187            60,576

--------------------------------------------------------------------------------

                                                                              9.

                           TOWER FINANCIAL 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------




NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (CONTINUED)


                                                                                              December 31,
At quoted market value                                                                  2004              2003
                                                                                        ----              ----

       Delaware S&P Index Fund, 17,973 and 0 units,
          Respectively                                                                127,246                0
       At fair value
          Loans to participants                                                        32,010            24,961


NOTE 6 - TAX STATUS

The Plan is maintained using a prototype plan document sponsored by Baden Gage and Schroeder LLC. The Internal Revenue Service has ruled in a letter dated August 7, 2001, that the prototype plan qualifies under Section 401 of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The plan administrator believes that the Plan is designed and is being operated in compliance with applicable requirements of the IRC.






--------------------------------------------------------------------------------

                                                                             10.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    TOWER FINANCIAL 401(k) Plan

                                    By:  Tower Financial 401(k) Plan Trustee:
                                         Tower Bank & Trust Company


Dated:  June 29, 2005                /s/  Donald F. Schenkel
                                    --------------------------------------------
                                    Donald F. Schenkel, Chief Executive Officer


Dated:  June 29, 2005                /s/  Michael D. Cahill
                                    --------------------------------------------
                                    Michael D. Cahill, Chief Financial Officer

Dated:  June 29, 2005                /s/  Curtis A. Brown
                                    --------------------------------------------
                                    Curtis A. Brown, President

--------------------------------------------------------------------------------

                                                                             11.